SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Claude Resources Inc.

(Translation of registrant’s name into English)

200 - 224 - 4th Ave S., Saskatoon, SK, S7K 5M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 23, 2011

Claude Resources Inc.

(Registrant)

By:	/s/ Rick Johnson
Rick Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated March 23, 2011 - Claude Resources Inc. Conference Call Details for the 2010 Financial and Operating Results